MASLON EDELMAN BORMAN & BRAND, LLP 3300 Wells Fargo Center 90 South Seventh Street Minneapolis, Minnesota 55402 (612) 672-8200
November 24, 2004	Christopher J. Melsha Direct Phone: 612-672-8343 Direct Fax: 612-642-8343 Chris.Melsha@maslon.com
Via Edgar Transmission and Federal Express

Jeffrey P. Riedler
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re:	Hana Biosciences, Inc. (the “Company”)
Registration Statement on Form SB-2, Filed October 12, 2004
File No. 333-118426

Dear Mr. Riedler:

As counsel for the Company and on its behalf, this letter will respond to your comment letter dated November 3, 2004 with respect to the above-referenced matter (the “Comment Letter”). The following responses are numbered to correspond to the Comment Letter. Enclosed herewith for filing via Edgar is the Company’s Pre-Effective Amendment No. 2 to the Registration Statement on Form SB-2 (the “Registration Statement”), plus six hard copies of the Registration Statement, three of which copies have been marked to indicate the revisions from the Company’s amended filing made October 12, 2004.

Form SB-2

Risk Factors, 7-18

1.    We note your response to our prior comment 7 and reissue that comment. Many of your subheadings still currently either merely state a fact about your business. Please revise each subheading to ensure it reflects the risk that you discuss in the text. Succinctly state in your subheadings the potential consequences that result from the facts or uncertainties. See, for example, “Clinical trials are very expensive, time-consuming and difficult to design and implement,” “The results of our clinical trials may not support our product candidate claims,” and “Physicians and patients may not accept and use our drugs.” Please note that these examples are not exhaustive and have only been provided for illustration.

Response: The risk factor headings have been revised accordingly.

Jeffrey P. Riedler
November 23, 2004

“A significant number of shares of our common stock…” Page 7

2.    We note your response to our prior comment 12 and reissue that comment in part. Please revise to disclose in this risk factor that 7,906,028 shares of your common stock will become available for sale upon the effectiveness of this registration statement.

Response: This risk factor has been revised to state the total number of common shares that will be available for sale upon the effectiveness of the registration statement. See page 6.

“Our product candidates are in early stages of clinical trials…” Page 11

3.    We note your response to our prior comment 22 and reissue that comment in part. On page 27 you state that, “Assuming FDA approval of our IND, we expect to commence Phase I trials by the end of 2004…” In this risk factor, however, you state that, “the IND for IPdR is still under development and we do not expect to commence a Phase I trial until late 2005.” It appears that your prospectus still contains some statements regarding the timing of Phase I trial that may be confusing. Please revise your disclosure throughout the prospectus to clarify.

Response: The Registration Statement has been revised to state consistently throughout that the Company expects to have commenced a Phase I trial for IPdR by mid to late 2005.

Management’s Discussion and Analysis or Plan of Operation, pages 19, 20 and 22

4.    Refer to your response to comment 39. We note your revised disclosure in the Company’s plan of operation for the next twelve months as well as your removal of the development plan timetables for PT-523 and IPdR. Please expand your discussion of planned drug development and related expenditures to incorporate the specific assumptions underlying these development plan timetables or explain to us why this disclosure is not needed for a proper understanding and evaluation of the Company and its future prospects. Include the amount of planned expenditures on page 16.

Response: The Company removed the planned development timetables from the initial filing because, after further consideration, determined that it could no longer state with any reasonable basis that the timing of the development events was likely to occur as presented. (e.g. the yet-to-be determined choice of an indication or tumor type could significantly alter a timeline due to FDA requirements regarding comparison levels versus current standards of care, survival rates and stages of disease). The Company believes it is only able to provide reasonable estimates as to development timeframes for a much shorter future timeframe, such as 12-18 months, other than with respect to more general statements about development (e.g., the Company expects that development of a product candidate will take at least an additional 4-5 years to complete, if ever). Accordingly, the Company believes that to provide more specific expectation as to completion of development events may potentially be more misleading to investors, even if qualified by disclosures of the specific risks that would cause such anticipated timing to be delayed.

Jeffrey P. Riedler
November 23, 2004

Liquidity and Capital Resources, page 20

5.    Refer to you response to comment 45. We note that you have not included a Table of Contractual Obligations and have significantly reduced a discussion of Company’s license agreements. Please expand disclosure in Liquidity and Capital Resources as follows, so that an investor can better assess known trends, events or uncertainties that are reasonably expected to have a material effect on the Company’s short term or long-term liquidity.

a.    The specific terms of each license agreement as disclosed in your initial filing.

b.    Pertinent data for an understanding of how the activities described in the development plan timetables for PT-523 and IPdR shown in your initial filing are expected to affect the timing and amount of the milestone payment obligations under the Company made milestone payments amounting to $200,000 during the six months ended June 30, 2004.

c.    Explanatory discussion of your assessment of the risks and uncertainties that determine the success or failure of the Company’s research and development activities and its related obligation to make milestone payments.

Response: The Company has revised the Registration Statement to disclose the specific terms of each of its licenses (see page 22). In addition, the Company has also revised the discussion to disclose the milestones that the Company expects to achieve in the next 15 months, and the milestone payments triggered as a result, in connection with the development of its product candidates (see pages 23-25). The Company has also expanded the discussion of the risks and uncertainties underlying its development activities (see pages 24-25).

Our Company

Cancer Overview, page 32

6.    We note your response to our prior comment 59 and reissue that comment in part. Please provide us with marked copies of documents containing the statistics you cite to relate to the occurrence of cancer and amounts spent treating cancer.

Jeffrey P. Riedler
November 23, 2004

Response: Enclosed herewith is a copy of Cancer Facts and Figures 2004 published by the American Cancer Society, portions of which have been highlighted to identify statistics relied upon by the Company in the Registration Statement. Also enclosed are excerpts from “Therapeutic Report Series: The Cancer Outlook to 2007,” issued by Reuters Business Insight, which highlight statistics used by the Company in the Registration Statement.

7.    Please also tell us who Datamonitor is and how they arrived at these estimates. Were these estimates prepared on your behalf or are they publicly available? If these estimates were prepared on your behalf, please disclose this information and file Datamonitor’s consent.

Response: The previous filings erroneously referred to Datamonitor as the source of certain statistical information. The Registration Statement has been revised to correctly identify the a publicly-available report published by Reuters Business Institute as the source of such information, as discussed above in response to Comment 6. Reuters Business Institute did not prepare such data on behalf of the Company.

License Agreements and Intellectual Property, page 48

8.    We note your response to our prior comment 48 and your revised disclosure. Please revise to disclose all payments made to date, including license fees. We note that the discussion of your agreement related to PT-523 is silent as to licensing fees. If there were no licensing fees, then supplementally provide this information in your response letter. We note that the discussion of your agreement related to IPdR states that you are required to make additional payments in the amount of $500,000 in addition to license fees paid to date. Please qualify all payments made to date, including these licensing fees.

Response: The Registration Statement has been revised to discuss all license fees paid to date under each of the Company’s three license agreements. See pages 38-39.

Principal Shareholders, page 59

9.    We note your response to comment 69. Please revise to identify the natural persons who have voting and dispositive rights over shares held by R&R Biotech, LLC.

Response: The Registration Statement has been revised accordingly. See page 48.

Selling Shareholders, page 64-69

10.    We note your response to our prior comment 72. Please confirm to us in your next amendment and response letter that for each selling shareholder that is neither a natural person nor a publicly registered company, you have disclosed the natural person(s) that have voting and dispositive rights.

Jeffrey P. Riedler
November 23, 2004

Response: The Company confirms that the Registration Statement discloses the natural person(s) that has voting and dispositive rights with respect to shares offered by selling stockholders that are not natural persons.

Plan of Distribution, pages 70-72

11.    We note your response to our prior comment 73 and your revisions to the prospectus. Please delete the following statement: “The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledges or other successors in interest will be the selling beneficial owners for purposes of this prospectus.” Additionally, revise the first paragraph under the discussion of the “Plan of Distribution” to clarify that transferees must be named in a prospectus supplement of post effective amendment before they can sell their shares pursuant to this registration statement. As currently written, it appears that transferees can sell their shares pursuant to this registration statement without being named in the selling shareholder table.

Response: The Registration Statement has been revised accordingly. See page 55.

12.    We note your response to our prior comment 74 and reissue that comment. Please revise your statement that “The selling shareholders and any broker-dealers that act in connection with the sale of securities might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act…” Please note that any such broker-dealers will be deemed underwriters in connection with such sales.

Response: The Registration Statement has been revised accordingly. See page 56.

Financial Statements

Note 4, Issuance of Securities, page F-6

13.    Refer to your response to comment 75. We note that you replaced all discussion of stock option activity with a summary table. Please restore the discussion included in the initial filing to Note 4.

Response: The Registration Statement has been revised accordingly to include a narrative description and chart summary of the option activity. See page F-7 - F-8.

Jeffrey P. Riedler
November 23, 2004

Note 5. Issuance of Securities, page F-6

14.    Refer to your response to comment 76. We note that you have used a market value that differs from the $2.375 per share issuance price in February 2004 in calculating your stock compensation. Please give us the date of each option or stock issuance in your response. Please tell us why you believe the market value used is appropriate in light of the recent share issuance.

Response: With respect to the options described in the Company’s response to prior comment 76, the options issued when the Company assessed the market value of its shares to be $1.18 were issued from November 1, 2003 to February 1, 2004. The options issued when the market value of each share was determined to be $1.43 were issued on February 15, 2004.

The Company sold stock on February 18, 2004 at a price of $2.375 per share, which followed the Company’s acquisition of its rights to IPdR and the hiring of its Vice President of Business Development and directors of research. Prior to the date the Company had disclosed these events to private placement investors, it had struggled to sell the offering. However, following the time these events were disclosed, interest in the offering had increased, which resulted in the Company increasing the aggregate offering amount by approximately $1.75 million. The Company believes the increased demand in the private placement is attributable to the events and justified the increase in market value to $2.375.

Pro Forma Condensed Combined Balance Sheet, page F-21

15.    Please clarify the terms governing the conversion of the EMLR Series A and B preferred shares to the Company’s common stock. We note that your pro forma presentation assumes that all of the holders will convert their preferred shares to common shares.

Response: The Series B preferred shares automatically converted into common shares when the Company completed its reincorporation merger on September 30, 2004 and accompanying 1-for-12 common stock combination. The Series A preferred shares preferred shares will automatically convert into common shares on the date the Registration Statement is declared effective. The explanation of the conversion of series A and B are presented throughout the document.

16.    Refer to your response to comment 77. We note that your revised disclosure states each EMLR Series A and Series B preferred share is convertible into 1.410068 common shares. Explain why this does not constitute a beneficial conversion feature under EITF 98-5 and 00-27.

Jeffrey P. Riedler
November 23, 2004

Response: When issued in connection with the Email Real Estate.com - Hana Biosciences merger completed on July 21, 2004, the shares of both the Series A and B preferred stock provided that each share was convertible into approximately 16.92 shares of Email Real Estate.com’s common stock. Both the convertible preferred stock A and B did not have a non-detachable conversion feature that was in-the-money at the commitment date. Accordingly, there would not be any beneficial conversion features as described in EITF 98-5 and EITF 00-27. At the time of the merger, Email Real Estate.com did not have a sufficient number of authorized, but unissued, common shares to issue to the former stockholders of Hana in order to provide that such holders would own 87 percent of Email Real Estate.com’s fully-diluted common stock after giving effect to the merger. This conversion ratio was necessary to ensure that, when converted, the original stockholders of Hana would hold 87 percent of the outstanding Email Real Estate.com shares on a fully-diluted basis, post-merger. When the Company reincorporated and combined its common stock on a 1-for-12 basis on September 30, 2004, the Series B shares automatically converted into approximately 1.41 (16.92 divided by 12) common shares and the conversion ratio of the Series A shares adjusted to 1.41.

17.    Refer to your response to comments 80 and 81. We note that pro forma earnings per share will differ from historical earnings per share because the number of outstanding shares will change as a result of the retroactive restatement to reflect the recapitalization of Hana. Please include pro forma condensed combined income statements through June 30, 2004 (or latest interim period), showing all pro forma adjustments and pro forma earnings per share as if the reverse merger had occurred on January 1, 2003. Explain the basis for your decision to exclude the private placement of 2,395,210 shares and conversion from the pro forma presentation.

Response: The Registration Statement now includes pro forma statements of operations through September 30, 2004. The private placement and conversion has been included in the basic calculation of the weighted average per share contained in the revised pro forma presentation.

18.    In the headnote, you state that Hana had 2,395,210 outstanding shares of Series A Convertible Preferred Stock immediately prior to the merger. However, we were unable to locate these shares on Hana’s historical balance sheets. Please advise or revise.

Response: The 2,395,210 shares of Hana Series A Convertible Preferred Stock were issued July 21, 2004 in connection with a private placement that was completed immediately prior to the merger. As the historical balance sheet information of Hana that was used in the pro forma presentation was as of June 30, 2004, the shares were not outstanding at that date and were not therefore reflected. The pro forma presentation now included in the Registration Statement is based on Hana’s September 30, 2004 balance sheet, which reflects the Series A shares being outstanding.

Jeffrey P. Riedler
November 23, 2004

* * * *

Please do not hesitate to contact me or John P. Iparraguirre, the Company’s Controller, at (650) 588-6377, with any questions concerning the Registration Statement or the responses included in this letter.

Very truly yours,

Christopher J. Melsha

Enclosures (omitted in Edgar transmission)
361996
#20041102

cc:	Russell L. Skibsted John P. Iparraguirre James Ledwith